UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

HARDINGE INC.
(Name of Subject Company)

HELEN ACQUISITION CORP.
(Offeror)

INDÚSTRIAS ROMI S.A.
(Parent of Offeror)
(Names of Filing Persons)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

412324303
(CUSIP Number of Class of Securities)

Luiz Cassiano Rando Rosolen
Helen Acquisition Corp.
Avenida Pérola Byington, 56
Santa Bárbara d’Oeste — SP — Brazil
CEP 13453-900
+55-19-3455-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:

Luiz Cassiano Rando Rosolen Indústrias Romi S.A. Avenida Pérola Byington, 56 Santa Bárbara d’Oeste — SP — Brazil CEP 13453-900 +55-19-3455-9000	Michael J. McGuinness, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 +1-212-848-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$93,504,232	$6,666.85

*	Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by multiplying (a) $8.00, the per share tender offer price, by (b) 11,688,029 shares of Hardinge Inc. Common Stock, par value $0.01 per share (consisting of the sum of (i) the 11,610,789 issued and outstanding shares of Common Stock as of February 28, 2010 (according to the Annual Report on Form 10-K for the period ended December 31, 2009 filed by Hardinge Inc.), and (ii) the 77,240 shares of Common Stock subject to outstanding options and stock units as of December 31, 2009 (according to the Annual Report on Form 10-K for the period ended December 31, 2009 filed by Hardinge Inc.)).

**	Calculated by multiplying the transaction valuation by 0.00007130.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☑  third-party tender offer subject to Rule 14d-1.
☐  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Indústrias Romi S.A., a stock corporation organized under the laws of Brazil (“Parent”), and Helen Acquisition Corp., a New York corporation (“Purchaser”) and a wholly owned subsidiary of Parent. This Schedule TO relates to the offer by Purchaser to purchase all the issued and outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of Hardinge Inc., a New York corporation (the “Company”), and the associated Series B Preferred Stock purchase rights (the “Rights,” and together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, dated as of February 18, 2010, between the Company and Computershare Trust Company, N.A., as Rights Agent, for $8.00 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 30, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO.

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

(a)(1)	Offer to Purchase dated March 30, 2010.
(a)(2)	Form of Letter of Transmittal.
(a)(3)	Form of Notice of Guaranteed Delivery.
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)	Summary Advertisement as published in The Wall Street Journal on March 30, 2010.
(a)(8)	Press Release issued by Parent on March 30, 2010.
(a)(9)	Press Release issued by Parent on February 19, 2010 (previously filed as Exhibit 99.1 under cover of Schedule TO-C on February 19, 2010).
(a)(10)	Press Release issued by Parent on February 8, 2010 (previously filed as Exhibit 99.1 under cover of Schedule TO-C on February 8, 2010).
(a)(11)	Press Release issued by Parent on February 4, 2010 (previously filed as Exhibit 99.1 under cover of Schedule TO-C on February 4, 2010).
(a)(12)	Investor Presentation Materials dated February 4, 2010 (previously filed as Exhibit 99.2 under cover of Schedule TO-C on February 4, 2010).
(b)	None.
(d)	None.
(g)	None.
(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2010

HELEN ACQUISITION CORP.

By:	/s/ Livaldo Aguiar dos Santos
Name:     Livaldo Aguiar dos Santos

Title:	President

By:	/s/ Luiz Cassiano Rando Rosolen
Name:     Luiz Cassiano Rando Rosolen

Title:	Vice President

INDÚSTRIAS ROMI S.A.

By:	/s/ Livaldo Aguiar dos Santos
Name:     Livaldo Aguiar dos Santos

Title:	Chief Executive Officer and
President

By:	/s/ Luiz Cassiano Rando Rosolen
Name:     Luiz Cassiano Rando Rosolen

Title:	Controller and Investor Relations
Officer

EXHIBIT INDEX

Exhibit
No.

(a)(1)	Offer to Purchase dated March 30, 2010.
(a)(2)	Form of Letter of Transmittal.
(a)(3)	Form of Notice of Guaranteed Delivery.
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)	Summary Advertisement as published in The Wall Street Journal on March 30, 2010.
(a)(8)	Press Release issued by Parent on March 30, 2010.
(a)(9)	Press Release issued by Parent on February 19, 2010 (previously filed as Exhibit 99.1 under cover of Schedule TO-C on February 19, 2010).
(a)(10)	Press Release issued by Parent on February 8, 2010 (previously filed as Exhibit 99.1 under cover of Schedule TO-C on February 8, 2010).
(a)(11)	Press Release issued by Parent on February 4, 2010 (previously filed as Exhibit 99.1 under cover of Schedule TO-C on February 4, 2010).
(a)(12)	Investor Presentation Materials dated February 4, 2010 (previously filed as Exhibit 99.2 under cover of Schedule TO-C on February 4, 2010).
(b)	None.
(d)	None.
(g)	None.
(h)	None.